UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONVERIUM HOLDING AG

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

7248256

(Cusip Number)

François de Varenne

Head of Corporate Finance and Asset Management

SCOR S.A.

1, avenue du Général de Gaulle

92 074 Paris – La Défense Cedex

France

Tel. No.: + 33 1 46 98 00 00

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

February 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,320,350(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,320,350(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,320,350(1)
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC; CO

(1) After giving effect to the acquisition of Shares pursuant to the Share Purchase Agreements (as defined herein).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR Global P&C S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the registered shares, par value CHF 5 per share (“Shares”), of Converium Holding AG, a corporation organized under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at Dammstrasse 19, CH-6301, Zug, Switzerland.

Item 2. Identity and Background

This statement is filed by:

(i) SCOR S.A., a société anonyme organized under the laws of France (“SCOR”). The address of the principal office of SCOR is 1, avenue du Général de Gaulle, 92 800 Puteaux, France. SCOR’s principal business is to provide (directly or through its consolidated subsidiaries) Life and Non-Life reinsurance services, as well as direct insurance services;

(ii) SCOR Global P&C S.A., a société anonyme organized under the laws of France and a wholly-owned subsidiary of SCOR (“SCOR Global P&C”). The address of the principal office of SCOR Global P&C is 1, avenue du Général de Gaulle, 92 800 Puteaux, France. The principal business of SCOR Global P&C is to provide (directly or through entities of the SCOR group) Non-Life reinsurance services, as well as direct insurance services; and

(iii) IRP Holdings Limited, a single member private company limited by shares organized under the laws of the Republic of Ireland and a wholly-owned subsidiary of SCOR (“IRP” and, together with SCOR and SCOR Global P&C, the “Reporting Persons”). The address of the principal office of IRP is 4th Floor, 25 – 28 Adelaide Road, Dublin 2, Ireland. The principal business of IRP is to acquire and hold, in its own name or in the name of any nominee, securities or interest in companies or other entities.

See Annex A attached hereto, which sets forth the name, business address, title and present principal occupation or employement of each of the directors and executive officers of each Reporting Person.

During the last five years and except with respect to Jean-Claude Seys1, none of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any other person controlling any of the Reporting Persons or any of the persons listed in Annex A hereto:

(a)	has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b)

was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

_________________________

1 In connection with the Crédit Lyonnais / Executive Life matter, Jean-Claude Seys entered into a settlement with the California prosecutor’s office pursuant to which he is subject to five years of probation. During such time he cannot travel to the United States without special authorization.

The Reporting Persons purchased 12,200,000 Shares in open-market transactions on the SWX Swiss Exchange and by exercising options, for an aggregate of approximately CHF 231,381,672 (or $187,443,037.49 based on an exchange rate as of February 19, 2007 of CHF 1 = $0.810060). The source of funds for these purchases was the Reporting Persons’ internal funds.

SCOR will purchase Shares pursuant to the Share Purchase Agreements (as defined herein) using SCOR’s internal funds and SCOR Shares (as defined herein).

Item 4. Purpose of Transaction

The Reporting Persons have acquired Shares and will acquire Shares pursuant to the Share Purchase Agreements as reported in this statement. SCOR has approached the Issuer’s Board of Directors and its management to discuss the compelling proposal to combine the Issuer and SCOR and to solicit the Issuer’s Board of Directors recommendation for a full offer for the Issuer. SCOR strongly believes that the combination of the Issuer and SCOR represents a unique strategic opportunity to create a Top 5 global multi-line reinsurer in this time of market consolidation. This combination is based on very strong industrial, economic and financial rationales. SCOR is fully convinced that the combination of the Issuer and SCOR is in the best interest of both companies, their shareholders and stakeholders.

The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and intend to play an active role in asserting their rights as shareholders of the Issuer. The Reporting Persons may consider the following future courses of action, among others:

•	The acquisition of additional Shares in the open market, block trades, negotiated transactions, through options, swaps or otherwise;
•	The making of a tender offer to acquire the Issuer’s outstanding Shares not held by the Reporting Persons;
•	Modifications of the composition of the present board of directors of the Issuer;
•	An extraordinary corporate transaction, such as a merger, consolidation or reorganization of the Issuer or any of its subsidiaries; and
•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer

(a)-(b) The number of Shares beneficially owned as of the date hereof by SCOR is 48,320,350*. In the aggregate, these Shares constitute, based on the number of Shares outstanding on January 31, 2007, as represented by the Issuer in the Form 6-K filed with the SEC on February 2, 2007, 32.9%* of the Issuer’s outstanding share capital.

Number of Shares as to which SCOR has:

•	sole power to vote or to direct the vote: 48,320,350*

•	shared power to vote or to direct the vote: 0
•	sole power to dispose or to direct the disposition of: 48,320,350*
•	shared power to dispose or to direct the disposition of: 0

Number of shares as to which SCOR Global P&C has:

•	sole power to vote or to direct the vote: 0
•	shared power to vote or to direct the vote: 5,400,000
•	sole power to dispose or to direct the disposition of: 0
•	shared power to dispose or to direct the disposition of: 5,400,000

SCOR Global P&C shares voting and dispositive authority over all the Shares it beneficially owns with SCOR.

Number of shares as to which IRP has:

•	sole power to vote or to direct the vote: 0
•	shared power to vote or to direct the vote: 6,800,000
•	sole power to dispose or to direct the disposition of: 0
•	shared power to dispose or to direct the disposition of: 6,800,000

________________________

* After giving effect to the acquisition of Shares pursuant to the Share Purchase Agreements.

IRP shares voting and dispositive authority over all the Shares it beneficially owns with SCOR.

(c) The following transactions in Shares have been effected by the Reporting Persons during the sixty days prior to the date hereof:

Transaction	Date	Reporting Person	Number of Shares Acquired	Price per Share (CHF)
Acquisition of Shares in open market on SWX Swiss Exchange	November 14, 2006	SCOR Global P&C	310,000	16.36 ($13.25)**
Acquisition of Shares in open market on SWX Swiss Exchange	November 21, 2006	SCOR Global P&C	190,000	16.31 ($13.21)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 9, 2007	IRP	1,000,000	18.40 ($14.90)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 17, 2007	IRP	390,000	18.11 ($14.67)**

Transaction	Date	Reporting Person	Number of Shares Acquired	Price per Share (CHF)
Acquisition of Shares in open market on SWX Swiss Exchange	January 18, 2007	IRP	1,120,000	18.38 ($14.89)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 19, 2007	IRP	700,000	14.46 ($14.95)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 22, 2007	IRP	260,000	18.51 ($15.00)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 23, 2007	IRP	659,232	18.56 ($15.04)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 24, 2007	IRP	1,870,768	18.56 ($15.04)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 26, 2007	IRP	112,380	18.19 ($14.73)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 29, 2007	IRP	346,000	18.07 ($14.64)**
Acquisition of Shares in open market on SWX Swiss Exchange	January 30, 2007	IRP	341,620	18.06 ($14.63)**
Exercise of options to acquire Shares*	February 19, 2007	SCOR Global P&C	4,900,000	20.00*** ($16.20)**

* Options to acquire Shares entered into on February 16, 2007.

** Based on an exchange rate as of February 19, 2007 of CHF 1 = $0.81006.

*** Includes CHF 1.2 per Share for the options purchase price.

Other than as set forth in this Item 5, to the best of each Reporting Person’s knowledge as of the date hereof (1) none of the Reporting Persons nor any subsidiary or affiliate of any of the Reporting Persons nor any of the Reporting Persons’ directors or executive officers, beneficially owns any Shares or options to acquire Shares and (2) there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons, nor to the best of each Reporting Person’s knowledge, by any subsidiary or affiliate of any of the Reporting Persons or any of the Reporting Persons’ directors or executive officers listed in Annex A hereto.

(d) No person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SCOR will acquire 29,020,350 Shares, or approximately 19.8% of the Issuer’s issued share capital, pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement entered into between SCOR and Patinex AG (“Patinex”) on February 16, 2007 (the “Patinex Share Purchase Agreement”). Pursuant to the terms of the Patinex Share Purchase Agreement, SCOR will acquire from Patinex 29,020,350 Shares for an aggregate consideration of CHF 121,885,470 (representing 20% of the consideration for the Shares) and 14,331,037 newly issued ordinary shares, with a par value of €7.8769723 each, of SCOR (“SCOR Shares”) (representing 80% of the consideration for the Shares). The consideration per Share to be acquired by SCOR pursuant to the Patinex Share Purchase Agreement collectively represents a purchase price of CHF 21.1 per Share based on the closing price per SCOR Share on Friday, February 16, 2007. Subject to the receipt of the relevant insurance and antitrust regulators’ approvals, the acquisition of Shares pursuant to the Patinex Share Purchase Agreement is expected to be completed by the beginning of April 2007.

A copy of the Patinex Share Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

SCOR will acquire 7,100,000 Shares, or approximately 4.8% of the Issuer’s issued share capital, pursuant to the terms and subject to the conditions set forth in the Share Purchase Agreement entered into between SCOR and Alecta pensionsförsäkring, ömsesidigt (“Alecta”) on February 18, 2007 (the “Alecta Share Purchase Agreement” and, together with the Patinex Share Purchase Agreement, the “Share Purchase Agreements”). Pursuant to the terms of the Alecta Share Purchase Agreement, SCOR will acquire from Alecta 7,100,000 Shares for an aggregate consideration of CHF 29,820,000 (representing 20% of the consideration for the Shares) and 3,506,173 newly issued SCOR Shares (representing 80% of the consideration for the Shares). The consideration per Share to be acquired by SCOR pursuant to the Alecta Share Purchase Agreement collectively represents a purchase price of CHF 21.1 per Share based on the closing price per SCOR Share on Friday, February 16, 2007. Subject to the receipt of the relevant insurance and antitrust regulators’ approvals, the acquisition of Shares pursuant to the Alecta Share Purchase Agreement is expected to be completed by the beginning of April 2007.

A copy of the Alecta Share Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Following the consummation of the acquisition of the Shares under the Share Purchase Agreements, the Reporting Persons will hold in the aggregate approximately 32.9% of the Issuer’s issued share capital.

To the best of each Reporting Person’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Issuer.

Item 7. Material to be Filed as Exhibits

The following are filed as exhibits to this statement:

Exhibit 1: Share Purchase Agreement dated as of February 16, 2007 by and between SCOR S.A. and Patinex AG

Exhibit 2: Share Purchase Agreement dated as of February 18, 2007 by and between SCOR S.A. and Alecta pensionsförsäkring, ömsesidigt

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2007

SCOR S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

SCOR Global P&C S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

IRP Holdings Limited

By:	/s/ Patrick Thourot
Name: Patrick Thourot
Title: Chairman

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

SCOR S.A.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of SCOR S.A. are set forth below. If no business address is given, the director's or executive officer's business address is SCOR S.A.’s address at 1, avenue du Général de Gaulle, 92 800 Puteaux, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to SCOR S.A.

Name and Citizenship	Present Principal Occupation or Employment and Business Address
Directors
Denis Kessler French	Chairman of the Board of Directors and Chief Executive Officer
Carlo Acutis Italian	Vice-Chairman of Vittoria Assicurazioni S.p.A. Vittoria Assicurazioni S.p.A., Via Don Minzioni, 14, I- 10121 Torino, Italia
Antonio Borgès Portuguese	Vice-Chairman of Goldman Sachs International, London Goldman Sachs International, London, Peterborough Court, 133 Fleet Street, London, EC4A 2BB United Kingdom
Allan Chapin, Esq. American	Partner of Compass Advisers LLP Compass Advisers LLP, 825 Third Avenue, New York, NY 10 022, United States of America
Daniel Havis French	Chairman and Chief Executive Officer of MATMUT MATMUT, 66, rue de Sotteville, 76 100 Rouen, France
Daniel Lebègue French	Chairman of the Institut Français des Administrateurs (French Institute of Directors) Institut Français des Administrateurs, 27 avenue de Friedland, 75 382 Paris Cedex 08, France

Name and Citizenship	Present Principal Occupation or Employment and Business Address
Helman le Pas de Sécheval French	Group Chief Financial Officer of Groupama S.A. Groupama S.A., Direction Financière Groupe, 8-10 rue d’Astorg, 75 783 Paris Cedex 08, France
André Lévy-Lang French	Associate Professor (Emeritus) at the Paris University of Dauphine
Herbert Schimetschek Austrian	Chairman of the Management Board of Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung (Holding) UNIQA International, Untere Donaustrasse 25, A-1020 Wien, Austria
Jean-Clause Seys French	Chairman and Chief Executive Officer of COVEA (SGAM) MAAF Assurances, MMA & COVEA, 7, place des Martyrs du Lycée Buffon, 75 015 Paris, France
Jean Simonnet French	Chairman of SMIP MACIF, 2-4, rue de Pied de Fond, 79 000 Niort, France
Claude Tendil French	Chairman and Chief Executive Officer of Generali France, Generali Vie, Generali IARD and Europ Assistance Generali France Holding, 7/9, boulevard Haussmann, 75 009 Paris, France
Daniel Valot French	Chairman and Chief Executive Officer of Technip Technip, Tour Technip, 6-8, allée de l’Arche, 92 973 Paris La Défense Cedex, France
Georges Chodron de Courcel (non-voting director) French	Chief Operating Officer of BNP Paribas BNP Paribas, 3, rue d’Antin, 75 002 Paris, France

Name and Citizenship	Present Principal Occupation or Employment and Business Address
Executive officers (Who are not directors)
Patrick Thourot French	Chief Operating Officer

SCOR Global P&C S.A.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of SCOR Global P&C S.A. are set forth below. If no business address is given, the director's or executive officer's business address is SCOR’s address at 1, avenue du Général de Gaulle, 92 800 Puteaux, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to SCOR Global P&C S.A.

Name and Citizenship	Present Principal Occupation or Employment and Business Address
Directors
Denis Kessler (Chairman of the Board and Chief Executive Officer) French	Chairman of the Board of Directors and Chief Executive Officer of SCOR S.A.
Victor Peignet French	Chief Operating Officer of SCOR Global P&C S.A.
Patrick Thourot French	Chief Operating Officer of SCOR S.A.
Jean-Luc Besson French	Chief Risk Officer of the SCOR group
Marcel Kahn French	Chief Financial Officer of the SCOR group

IRP Holdings Limited

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of IRP Holdings Limited are set forth below. If no business address is given, the director's or executive officer's business address is IRP Holdings Limited’s address at 4th Floor, 25 – 28 Adelaide Road, Dublin 2, Ireland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to IRP Holdings Limited.

Name and Citizenship	Present Principal Occupation or Employment and Business Address
Directors
Patrick Thourot (Chairman) French	Chief Operating Officer of SCOR S.A. SCOR S.A., 1, avenue du Général de Gaulle, 92 800 Puteaux, France
Gordon Holmes Irish	Solicitor Holmes O'Malley Sexton Solicitors - Henry Street Limerick PO Box 146 Ireland
Emmanuelle Rousseau French	General Counsel of SCOR S.A. SCOR S.A., 1, avenue du Général de Gaulle, 92 800 Puteaux, France

Name and Citizenship	Present Principal Occupation or Employment and Business Address
Executive officers (Who are not directors)
Not applicable	Not applicable